Exhibit 3.1

THIRD CERTIFICATE OF AMENDMENT TO EIGHTH AMENDED AND

RESTATED CERTIFICATE OF INCORPORATION OF

BIORA THERAPEUTICS, INC.

Biora Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows:

1.

The current name of the Corporation is Biora Therapeutics, Inc., and the Corporation was originally incorporated pursuant to the General Corporation Law on January 9, 2012 under the name Ascendant MDx, Inc.

2.

The Corporation’s Eighth Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 23, 2020 (as amended from time to time, the “Certificate of Incorporation”).

3.	The amendments to the Certificate of Incorporation set forth in this Certificate of Amendment were duly authorized and adopted in accordance with Section 242 of the General Corporation Law.

4.

The amendments to the existing Certificate of Incorporation being effected hereby are to amend and restate in its entirety Section 4.1(a) of Article IV of the Certificate of Incorporation to read as follows:

“(a) Authorized Stock. The total number of shares which the Corporation shall have authority to issue is 310,000,000, of which 300,000,000 shall be designated as Common Stock, par value $0.001 per share (the “Common Stock”), and 10,000,000 shall be designated as Preferred Stock, par value $0.001 per share (the “Preferred Stock”).”

5.	This Certificate of Amendment to the Certificate of Incorporation shall be effective immediately upon filing with the Secretary.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by its Senior Vice President, General Counsel & Secretary this 5th day of June 2024.

By:	/s/ Clarke Neumann
Clarke Neumann
Senior Vice President, General Counsel & Secretary

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